HPC CAPITAL MANAGEMENT
Investment Banking / Financial Consultants

April 4, 2007

pSivida Limited
400 Pleasant Street
Watertown, MA 02472
Attn: General Counsel
Fax: (617) 812-2400

Ladies and Gentlemen:

In accordance with the terms of that certain Securities Purchase Agreement, dated as of April 4, 2007, among pSivida Limited and the investors signatory thereto (the "Securities Purchase Agreement"), we hereby notify you that the following Purchase Price Amounts have been delivered to the Escrow Account.

Investor's Name	***Purchase Price Amount***
CAMOFI MASTER LDC	US$1,000,000.00
MIDSUMMER INVESTMENT, LTD.	US$1,000,000.00
HADRON MASTER FUND	US$1,000,000.00
CAPITAL VENTURES INTERNATIONAL	US$1,000,000.00
NITE CAPITAL LP	US$600,000.00
ALPHA CAPITAL ANSTALT	US$250,000.00
Paul T. Mannion, Jr.	US$250,000.00
HEADSTART GLOBAL AGGRESSIVE FUND	US$299,965.00
HEADSTART GLOBAL FUND	US$249,972.00
PORTSIDE GROWTH & OPPORTUNITY FUND LTD.	US$250,000.00
KINGSBRIDGE CAPITAL LIMITED	US$75,000.00

Attached hereto as Exhibit A is evidence of the funding of the Purchase Price Amount.

Capitalized terms not defined herein have the meanings assigned to such terms in the Securities Purchase Agreement.

[Signature Page Follows]

HPC CAPITAL MANAGEMENT CORP.

By: ______________________________

Name: David Batista

Title: Managing Director